August 19, 2008

Via EDGAR and FedEx

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited
Registration Statement on Form S-3
File No. 333-152449
Filed July 22, 2008

Dear Mr. Schwall:

Energy XXI (Bermuda) Limited (the “Company”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-3 (the “Registration Statement”).

Set forth below are the Company’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 6, 2008. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

General

1.
We note that you are attempting to register 10 million shares of common stock issuable upon exercise of common stock purchase warrants issuable upon exercise of unit purchase obligations. Pursuant to General Instruction I.B.4. to the Form S-3, you may register securities to be offered upon exercise of outstanding warrants or options. Please remove from this offering, any shares that would be issued upon the exercise of any warrants or options that are not outstanding.

Response: In response to the Staff’s comment, we have removed from the Registration Statement the 10 million shares of common stock issuable upon exercise of common stock purchase warrants issuable upon exercise of unit purchase options. We have also removed from the Registration Statement 5 million shares of common stock issuable upon exercise of unit purchase options.

Securities and Exchange Commission
August 19, 2008

2.
We note that pursuant to Rule 429 you are using this registration statement as a post-effective amendment to terminate the offering of 114,254,590 shares of common stock covered by a previously declared effective registration statement on Form S-3, File No. 333-148411. However, in the previously filed registration statement you undertook pursuant to Item 512(a)(3) of Regulation S-K to remove from registration by means of a post-effective amendment any of the securities being registered which remained unsold at the termination of the offering. Please clarify whether this post-effective amendment, in addition to terminating the previous offering, also deregisters the securities from the previous offering.

Response: In response to the Staff’s comment, we have removed the explanatory note and will not use Rule 429 as a post-effective amendment to terminate the offering of 114,254,590 shares of common stock covered by the previously declared effective registration statement on Form S-3, File No. 333-148411 (the “Prior Registration Statement”). As discussed with the Staff, we are concurrently filing Post-Effective Amendment No. 1 to the Prior Registration Statement to reduce the number of shares covered by the Prior Registration Statement.

Securities and Exchange Commission
August 19, 2008

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Very truly yours,

VINSON & ELKINGS L.L.P.

By:	/s/ Vinson & Elkins L.L.P.

/ Enclosures

Cc:	Sean Donahue, Securities and Exchange Commission
David West Griffin, Energy XXI (Bermuda) Limited